1108 - 1030 West Georgia Street Vancouver, British Columbia Canada, V5E 2Y3 Tel: +1 (604) 633 9113 Fax: +1 (604) 633 0190 Listing Code TSX – GBG Listing Code AMEX – GBN Listing Code JSE – GBG

December 1, 2008

Jill Davis
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C.
USA
20549-7010

RE :	Great Basin Gold Ltd.
Form 40-F for Fiscal Year Ended December 31, 2007
Filed April 1, 2008
Response letter filed August 13, 2008
File No. 001-31729

Dear Mrs. Davis

We acknowledge receipt of your letter dated October 7, 2008 re the review of the response letter filed on August 13 2008. We indicated to your office on October 17 2008 that we would provide our comments to your letter on or before November 30 2008.

Find herewith our Company’s response to the comments raised by your office. The Company’s Form 40-F for the year ended December 31, 2007 has been amended on Form 40-F/A, filed concurrently with this response, to reflect our responses.

Response to question 1

The Company has amended the section entitled, “Disclosure Controls and Procedures” to specifically state the following:

“Our disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, are effective”.

Response to question 2

The Company’s filing on Form 40-F for the year ended December 31, 2007 has been amended so that it now includes a section titled “CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING”:

“During the year ended December 31, 2007, there were no changes in our internal control over financial reporting during the period covered by the report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”

Response to question 3

The Company’s filing on Form 40-F for the year ended December 31, 2007 has been amended so that it now includes an audit report that covers the financial statements of Great Basin Gold Ltd. as of and for the year ended December 31, 2006. This audit report has been filed as part of Exhibit 99.18 to Form 40-F/A and the related consent of KPMG has been included as Exhibit 99.17

Response to question 4

In response to Staff’s comment, and pursuant to Staff’s discussion with our auditors, the Company has amended Note 20(d) to the financial statements to make specific reference to the amounts for the period from January 1, 1998 to December 31, 2007 as “unaudited”. Please refer to the consolidated financial statements of the Company included in our amended filing on Form 40-F/A.

Response to question 5

The Company acknowledges that the amounts related to “taxation paid” and “dividends received” was inappropriately classified as a direct cash flow, in the statement of cash flow prepared under the indirect method. The future disclosure of taxation paid as well as dividends paid will exclude deducting these items from operating profit/loss on the face of the cash flow statements. These items will be excluded when calculating the cash flow movement from working capital in future periods. On the basis of materiality (in aggregate, the amounts are 0.4% of cash used in operating activities) the Company is not proposing to restate cash flow from operations for December 31, 2007, to amend this disclosure.

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The Company acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to your letter. If there is any additional information you would like or if you have additional questions, please let us know.

Sincerely

/s/ Lou van Vuuren
Lou van Vuuren

Chief Financial Officer